Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 combine the historical consolidated statements of operations of Patterson-UTI Energy, Inc. (“Patterson-UTI”) and Seventy Seven Energy Inc. (“SSE”), giving effect to the merger as if it had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 combines the historical condensed consolidated balance sheets of Patterson-UTI and SSE, giving effect to the merger as if it had occurred on December 31, 2016. The historical condensed consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the:

•	separate historical financial statements of Patterson-UTI as of and for the year ended December 31, 2016 and the related notes included in Patterson-UTI’s Annual Report on Form 10-K for the year ended December 31, 2016, which has been filed separately by Patterson-UTI with the United States Securities and Exchange Commission (the “SEC”); and

•	separate historical financial statements of SSE as of and for the five months ended December 31, 2016 and for the seven months ended July 31, 2016 and the related notes included in SSE’s Annual Report on Form 10-K for the year ended December 31, 2016, which has been filed separately by SSE with the SEC.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. Such pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the regulations of the SEC. All material transactions between Patterson-UTI and SSE during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. Patterson-UTI will be considered the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of Patterson-UTI and SSE, or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2016

(in thousands)

	Patterson-UTI	SSE	Reclass Adjustments		Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$35,152	$48,654	$—		$470,986	B	$174,017
					(380,775)	K
Accounts receivable, net	148,091	99,530	—		—		247,621
Federal and state income taxes receivable	2,126	—	—		—		2,126
Inventory	20,191	12,935	(8,023)	A	—		25,103
Deferred tax assets, net	36,439	—	—		1,822	C	38,261
Other	41,322	14,414	2,696	A	—		58,432

Total current assets	283,321	175,533	(5,327)		92,033		545,560

Property and equipment, net	3,408,963	749,540	5,327	A	216,486	D	4,380,316
Goodwill	86,234	—	—		677,805	E	764,039
Intangibles, net	2,732	—	—		41,860	F	44,592
Deposits on equipment purchases	16,050	—	—		—		16,050
Note receivable	—	21,243	—		—		21,243
Other	7,306	2,234	—		(1,132)	G	8,408

Total assets	$3,804,606	$948,550	$—		$1,027,052		$5,780,208

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$264,815	$65,366	$—		$16,590	H	$384,242
					35,161	I
					2,310	J
Current portion of long-term debt	—	5,000	—		(5,000)	K	—

Total current liabilities	264,815	70,366	—		49,061		384,242

Other long-term debt	598,437	425,212	—		(425,212)	K	598,437
Deferred tax liabilities, net	682,976	—	—		(18,417)	C	741,469
					76,910	L
Other	9,654	1,724	—		—		11,378

Total liabilities	1,555,882	497,302	—		(317,658)		1,735,526

Stockholders’ equity:
Common stock	1,044,611	514,807	—		470,986	B	2,857,159
					(514,807)	M
					1,341,562	N
Retained earnings (deficit)	2,116,341	(63,559)	—		63,559	M	2,099,751
					(16,590)	H
Accumulated other comprehensive loss	(1,134)	—	—		—		(1,134)
Treasury stock, at cost	(911,094)	—	—		—		(911,094)

Total stockholders’ equity	2,248,724	451,248	—		1,344,710		4,044,682

Total liabilities and stockholders’ equity	$3,804,606	$948,550	$—		$1,027,052		$5,780,208

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PATTERSON-UTI ENGERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2016

(in thousands, except per share amounts)

	Patterson- UTI	SSE Successor 5 months	SSE Predecessor 7 months	Reclass Adjustments		Pro Forma Adjustments		Pro Forma Combined
Operating revenues:
Contract drilling	$543,663	$116,730	$154,794	$—		$—		$815,187
Pressure pumping	354,070	89,493	160,723	—		—		604,286
Oilfield Rentals	—	16,155	18,402	—		—		34,557
Other	18,133	—	—	—		—		18,133

Total operating revenues	915,866	222,378	333,919	—		—		1,472,163

Operating costs and expenses:
Contract drilling	305,804	52,571	57,573	—		—		415,948
Pressure pumping	334,588	100,401	158,569	(846)	AA	—		580,852
				(11,860)	BB
Oilfield Rentals	—	12,827	20,172	—		—		32,999
Other	8,384	927	700	—		—		10,011
Depreciation, depletion, amortization and impairment	668,434	73,898	168,541	11,860	BB	(254,299)	CC	825,107
						32,970	DD
						123,703	EE
Selling, general and administrative	69,205	31,808	66,667	846	AA	—		168,526
Other operating (income) expense, net	(14,323)	(1,748)	848	—		—		(15,223)

Total operating costs and expenses	1,372,092	270,684	473,070	—		(97,626)		2,018,220

Operating (loss) income	(456,226)	(48,306)	(139,151)	—		97,626		(546,057)

Other income (expense):
Interest income	327	—	—	—		—		327
Interest expense, net of amount capitalized	(40,366)	(15,497)	(48,116)	—		63,613	FF	(40,366)
Other	69	244	(27,574)	—		—		(27,261)

Total other income (expense)	(39,970)	(15,253)	(75,690)	—		63,613		(67,300)

(Loss) income before income taxes	(496,196)	(63,559)	(214,841)	—		161,239		(613,357)
Income tax (benefit) expense	(177,562)	—	(59,131)	—		56,434	GG	(180,259)

Net (loss) income	$(318,634)	$(63,559)	$(155,710)	$—		$104,805		$(433,098)

Net loss per common share:
Basic and Diluted	$(2.18)	$(2.86)	$(2.84)					$(2.02)

Weighted average number of common shares outstanding:

Basic and Diluted	146,178	22,186	54,832			(9,289)		213,907	HH

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

PATTERSON-UTI ENERGY, INC. AND SUBSIDIARIES

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1: Description of Transaction

On December 12, 2016, Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson-UTI”), entered into an Agreement and Plan of Merger (the “merger agreement”) with Seventy Seven Energy Inc., a Delaware corporation (“SSE”), and Pyramid Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Patterson-UTI (“Merger Sub”), pursuant to which Patterson-UTI will acquire SSE in exchange for newly issued shares of Patterson-UTI common stock, par value $0.01 per share. The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into SSE, with SSE continuing as the surviving entity and a wholly owned subsidiary of Patterson-UTI (the “merger”).

Under the terms and conditions of the merger agreement, at the effective time of the merger, each issued and outstanding share of SSE common stock, other than shares owned by SSE and its wholly owned subsidiaries, shares owned by Patterson-UTI or Merger Sub and shares for which appraisal rights held by SSE stockholders have been perfected in compliance with Section 262 of the General Corporation Law of the State of Delaware, will be converted into the right to receive a number of shares of Patterson-UTI common stock equal to the exchange ratio. The exchange ratio will be equal to 49,559,000 shares of Patterson-UTI common stock, divided by the total number of shares of SSE outstanding or deemed outstanding immediately prior to the effective time (which includes (i) shares of SSE common stock outstanding as a result of the exercise of warrants to acquire SSE common stock, (ii) shares of SSE common stock deemed outstanding as a result of the vesting of SSE restricted stock unit awards that existed prior to the execution of the merger agreement, (iii) any shares of SSE common stock subject to perfected appraisal rights, (iv) shares of SSE common stock that underlie restricted stock unit awards that SSE issues on or after the execution of the merger agreement and (v) 50% of any shares of SSE common stock that have been tendered to SSE on or after August 1, 2016 for the purposes of satisfying tax withholding obligations upon the vesting of SSE restricted stock unit awards); provided that, in the event that any Series A warrants to acquire SSE common stock are forfeited or net settled, such 49,559,000 shares of Patterson-UTI common stock will be reduced by a number equal to (i) the aggregate exercise price for the warrants that are forfeited or net settled, divided by (ii) the volume weighted average price of a share of Patterson-UTI common stock for the ten consecutive trading days immediately preceding the third business day prior to the closing. In no event will Patterson-UTI issue more than 49,559,000 of its shares as merger consideration.

In connection with the merger, each SSE restricted stock unit award granted prior to December 12, 2016 that is outstanding as of the effective time will fully vest immediately prior to the closing of the merger and be treated as shares of SSE common stock and receive the merger consideration in respect of each share of SSE common stock subject to the award. In addition, at the effective time, each SSE restricted stock unit award granted on or following December 12, 2016 will be assumed by Patterson-UTI and converted into a restricted stock unit award, with the same terms and conditions as in effect immediately prior to the effective time, covering a number of shares of Patterson-UTI common stock equal to (i) the number of shares of SSE common stock subject to the award immediately prior to the effective time, multiplied by (ii) the exchange ratio, rounded to the nearest whole share.

Note 2: Basis of Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements pursuant to the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 3 will be measured at the closing date of the merger using the market price of Patterson-UTI common stock at that time. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. The assets and liabilities of SSE have been measured at fair value based on various preliminary estimates using assumptions that Patterson-UTI management believes are reasonable utilizing information currently available. Use of different estimates and assumptions could yield materially different results. There are limitations on the type of information that can be exchanged between Patterson-UTI and SSE at this time. As such until the merger is complete, Patterson-UTI will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of SSE as of the effective date of the merger will be allocated to goodwill. The purchase price allocation is subject to finalization of Patterson-UTI’s analysis of the fair value of the assets and liabilities of SSE as of the effective date of the merger. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final analysis of the fair value of the assets and liabilities of SSE. Such adjustments could be material.

In accordance with the U.S. Securities and Exchange Commission’s rules and regulations, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of Patterson-UTI and SSE or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Upon completion of the merger, Patterson-UTI will perform a detailed review of SSE’s accounting policies. As a result of that review, Patterson-UTI may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Upon completion of the merger, further review of SSE’s financial statements may result in revisions to SSE’s historical presentation to conform to Patterson-UTI’s presentation.

Note 3: Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of SSE.

	(in thousands, except exchange ratio and per share amounts)
Equity Consideration:
Number of shares of SSE common stock outstanding as of December 31, 2016	22,354
Number of SSE “in-the-money” warrants outstanding as of December 31, 2016	3,882
Number of SSE restricted stock unit awards vesting on change of control	1,446
Number of SSE retention restricted stock unit awards	270

	27,952
Multiplied by the exchange ratio	1.7731

Patterson-UTI shares of common stock to be issued in connection with the merger	49,559
Patterson-UTI common stock share price on February 7, 2017	$27.07

Common stock equity consideration		1,341,562
Other Consideration
SSE Long-Term Debt to be repaid by Patterson-UTI		473,250

Estimate of consideration expected to be transferred (a)		$1,814,812

(a)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. The fair value of equity securities issued as part of the consideration transferred is required to be measured on the closing date of the merger at the then-current market price of Patterson-UTI common stock. This requirement will likely result in an equity component different from what has been assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material.

Assuming a $1.00 change in the market price of Patterson-UTI’s common stock, the estimated consideration transferred would increase or decrease by approximately $49.6 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill. Furthermore, based on the Patterson-UTI common stock share price on February 7, 2017, for every 10% change in the market price of Patterson-UTI’s common stock, the estimated consideration transferred would increase or decrease by approximately $134 million, which would result in a corresponding increase or decrease in goodwill.

Note 4: Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Patterson-UTI, reconciled to the estimate of consideration expected to be transferred:

(in thousands)
Book value of assets acquired at December 31, 2016	$948,550
Less: SSE liabilities acquired at December 31, 2016	(67,090)
Less: SSE deferred financing fees on loan facility not assumed by Patterson-UTI	(1,132)
Less: SSE transaction costs	(35,161)
Add: Proceeds on exercise of SSE warrants	92,475
Add: Deferred tax asset revaluation	20,239

Adjusted book value of the net assets acquired	957,881

Fair value adjustments to:
Fixed assets	216,486
Intangible assets	41,860
Intangible liabilities	(2,310)
Deferred tax liabilities	(76,910)
Goodwill	677,805

Total fair value adjustments	856,931

Estimate of consideration expected to be transferred	$1,814,812

The following is a discussion of the adjustments made to SSE’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements.

Fixed Assets: For purposes of these unaudited pro forma condensed combined financial statements, Patterson-UTI has estimated that the fair value adjustment to write-up fixed assets to fair value will be approximately $216 million. This estimate of fair value is preliminary and subject to change once Patterson-UTI has sufficient information as to the specific types, nature, age, condition and location of SSE’s fixed assets.

Intangible Assets and Liabilities: The fair value of identifiable intangible assets and liabilities was determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows as the primary input into either the discounted cash flow method, the relief-from-royalty method or the multi-period excess earnings method. Some of the more significant assumptions inherent in the development of intangible asset values include: the amount and timing of projected future cash flows, the differential between contractual cash flows and market driven cash flows, the discount rate selected to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle and various other factors. For purposes of these unaudited pro forma condensed combined financial statements, using certain high-level assumptions, the fair value of the identifiable intangible assets, their weighted average useful lives and the resulting amortization expense for the periods presented have been estimated as follows:

	Estimated Fair Value	Weighted Average Estimated Useful Life	Amortization Expense Year Ended December 31, 2016
	(in thousands)	(in years)	(in thousands)
Assets
Customer relationships	$4,040	7	$577
Favorable drilling contracts	37,430	2	34,573
Tradename	390	3	130

	$41,860		35,280

Liabilities
Unfavorable drilling contracts	$2,310	1	(2,310)

			$32,970

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $2.5 million, assuming an overall weighted average useful life of 1.7 years. Once Patterson-UTI has full access to the specifics of SSE’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and related useful lives could be impacted by a variety of factors that may become known to Patterson-UTI only upon access to the additional information and/or changes in such factors that may occur prior to the effective time of the merger.

Deferred Tax Liabilities: As of the effective date of the merger, adjustments will be made for deferred taxes as part of the accounting for the acquisition. These adjustments reflect the estimated deferred tax liability impact of the acquisition on the pro forma condensed combined balance sheet, primarily relating to estimated fair value adjustments for acquired fixed assets and intangible assets. For purposes of these unaudited pro forma condensed combined financial statements, deferred taxes are provided at the 35% U.S. federal statutory income tax rate.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Reclassification made to SSE’s historical balance sheet to conform to Patterson-UTI presentation. Patterson-UTI limits the inventory line item to items for sale and as such drilling supplies are treated as other current assets and fixed assets not yet in service are treated as property and equipment as opposed to SSE presentation.

(B)	To record net proceeds of Patterson-UTI equity offering of 18.2 million shares of its common stock on January 27, 2017. The proceeds are intended to fund the repayment of SSE’s outstanding net indebtedness upon closing of the SSE merger (see item (K) below).

(C)	To record value to the deferred tax assets of SSE that Patterson-UTI will be able to benefit from as Patterson-UTI does not require a valuation allowance against its deferred tax assets. The non-current portion of the deferred tax asset has been shown as a contra liability as the pro forma entity has an overall non-current deferred tax liability.

(D)	To adjust for the estimated differences between the carrying value and fair value of SSE’s fixed assets. See Note 4 for further details.

(E)	To record the estimated goodwill created as a result of this transaction. See Note 4 for further details.

(F)	To record the estimated fair value of identifiable intangible assets. See Note 4 for further details.

(G)	To remove SSE deferred financing costs on a lending facility not assumed by Patterson-UTI.

(H)	Reflects an estimate of Patterson-UTI’s transaction related costs. Transaction costs related to the merger with SSE, including advisory, legal fees, retention and severance payments. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact.

(I)	Reflects an estimate of SSE’s merger-related transaction costs, including advisory and legal fees as well as amounts relating to employee benefits such as change in control payments and restricted stock unit vesting. These amounts will be expensed by SSE as incurred and, while not reflected in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact, they are reflected as a retained earnings adjustment on the pro forma balance sheet.

(J)	To record the estimated fair value of identifiable intangible liabilities for unfavorable drilling contracts.

(K)	To record the repayment of SSE long-term debt at gross value of $473 million with $92.5 million of proceeds from the exercise of SSE warrants and $381 million from available cash. The difference between the gross value of the SSE long-term debt and the fair value reflected on SSE’s December 31, 2016 balance sheet increased goodwill.

(L)	Represents the estimated deferred tax liability related to the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below:

Establish deferred tax liabilities (assets) for the following (in thousands):

Identified intangible assets	$41,860
Identified intangible liabilities	(2,310)
Increase in the basis of fixed assets	216,486
Write-off of SSE deferred financing fees	(1,132)
SSE transaction costs	(35,161)

219,743
U.S. federal statutory tax rate	35%

$76,910

(M)	To eliminate SSE’s historical equity balances.

(N)	To record the fair value of the equity consideration to be issued. See Note 3 for further details.

Note 6: Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)	Certain reclassifications have been made to SSE’s historical statement of operations to conform to with Patterson-UTI’s presentation. SSE’s historical statement of operations includes certain selling expenses in operating costs whereas Patterson-UTI reports certain selling expenses in the selling, general and administrative line item in the statement of operations.

(BB)	Certain reclassifications have been made to SSE’s historical statement of operations to conform to with Patterson-UTI’s presentation. Fluid ends, an integral component of a frac pump unit, are expensed by SSE when placed in service. Patterson-UTI treats fluid ends as fixed assets and depreciates them over their estimated useful life. The pro forma assumes that depreciation expense approximates the amount expensed by SSE. The cost of fluid ends expensed by SSE as an operating expense has been reclassed to depreciation expense.

(CC)	To eliminate SSE’s adjusted historical depreciation and intangible asset amortization expense.

(DD)	Reflects amortization expense associated with intangible assets recorded in this transaction. See Note 4 for further details.

(EE)	Represents depreciation expense associated with the estimated fair value of SSE’s fixed assets. Depreciation was calculated by asset class over an average estimated life relevant for that class of assets. The average estimated life on an aggregate basis was approximately 8 years.

(FF)	To eliminate SSE’s historical interest expense under its previous capital structure as none of the historical debt of SSE can be assumed by Patterson-UTI in connection with the acquisition due to covenants under Patterson-UTI’s revolving credit facility.

(GG)	Patterson-UTI has assumed a 35% tax rate when estimating the tax impacts of the appropriate pro forma adjustments, which represents the U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-merger activities.

The tax impact of the pro forma adjustments has been calculated as follows ($ in thousands):

Year Ended
December 31, 2016
Elimination of SSE’s historical depreciation and amortization expense	$254,299
Elimination of SSE’s historical interest expense	63,613
Amortization expense associated with fair value SSE intangible assets	(32,970)
Depreciation expense associated with fair value SSE fixed assets	(123,703)

Pro forma reduction in expense	161,239
U.S. federal statutory tax rate	35%

Tax expense relating to pro forma reduction in expenses	$56,434

(HH)	Represents the adjusted weighted-average shares outstanding calculated as follows (in thousands):

Year Ended
December 31, 2016
Patterson-UTI weighted average historical shares outstanding	146,178
Patterson-UTI shares of common stock issued in equity offering	18,170
New Patterson-UTI shares of common stock to be issued upon merger	49,559

Weighted average number of diluted common shares outstanding	213,907